U.S. SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                              FORM 10-SB

             GENERAL FORM FOR REGISTRATION OF SECURITIES
            OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                OR 12(g) OF THE SECURITIES ACT OF 1934


                        DOVER PETROLEUM CORP.
            (Name of small business Issuer in its charter)


              Nevada                        91-1918322
 (State or other jurisdiction of         (I.R.S. Employer
  incorporation or organization)        Identification No.)

                          10225 Yonge Street
                   Richmond Hill, Ontario  L4C 3B2
                                Canada


        (Address of Principal Executive Offices)   (Zip Code)


                            (905) 884-6958
                     (Issuer's Telephone Number)


     Securities to be registered under Section 12(b) of the Act:

                                 None


     Securities to be registered under Section 12(g) of the Act:

               COMMON STOCK, PAR VALUE $.001 PER SHARE

                           (Title of Class)

                                Part I

Item 1.  Description of Business.

     We were incorporated under the laws of the State of Nevada on July 9, 1998 as Coretech Industries, Ltd. On July 17, 2000, we amended our articles of incorporation and changed our name to At Home Holdings, Inc. On December 17, 1999 (the "Split Date"), pursuant to a corporate resolution of our Board of Directors dated December 17, 1999, we undertook a three for one division of our common stock (the "1999 Split"). On September 18, 2001, we, again, amended our articles of incorporation to change our name to Dover Petroleum Corp. and to change our authorized capital to 600,000,000 shares, 500,000,000 shares of which are designated as $.001 par value common shares and 100,000,000 million shares of which are designated as $.001 par value preferred shares. On September 21, 2001, we concluded a voluntary share exchange transaction (the "Slaterdome Share Exchange") with all of the shareholders of Slaterdome, Inc., a Florida corporation ("Slaterdome") whereupon Slaterdome became our wholly owned subsidiary. At the time we concluded the Slaterdome Share Exchange transaction, Robert Salna owned 8,300,000 shares of the 18,350,000 shares of Slaterdome then outstanding and Allan Ibbitson owned 500,000 shares of the 18,350,000 shares of Slaterdome then outstanding. On January 17, 2002, Mr. Salna and Mr. Ibbitson became members of our board of directors. Slaterdome was formed on June 14, 2001 for the purpose of acquiring the working and operating rights interest of Wyoming Oil & Minerals, Inc. ("Wyoming") in certain oil and gas leases (the "Wyoming Assets"), and on July 16, 2001, the asset purchase transaction between Slaterdome and Wyoming was concluded and Slaterdome acquired the Wyoming Assets. On March 31, 2002, we concluded a voluntary share exchange transaction (the "Dover Egypt Exchange") with all of the shareholders of Dover Petroleum Egypt I, Inc., a Florida corporation ("Dover Egypt") whereupon Dover Egypt became our wholly owned subsidiary. At the time we concluded the Dover Egypt Share Exchange transaction, Robert Salna owned 1,000,000 shares of the 1,600,000 shares of Dover Egypt then outstanding and Allan Ibbitson owned 500,000 shares of the 1,600,000 shares of Dover Egypt then outstanding. Dover Egypt was formed on August 2, 2001 for the purpose of becoming the owner by virtue of a joint venture agreement (the "Dover Egypt Joint Venture Agreement") of 50% of the partnership interests of Dover Petroleum Egypt Joint Venture ("Dover Egypt Joint Venture"). Dover Egypt Joint Venture, pursuant to an option agreement (the "Option Agreement"), has the right to acquire the interest of Dover Investments Limited ("Optionor") in a certain Concession Agreement for Petroleum Exploration and Exploitation (the "Concession Agreement") between Optionor, the Arab Republic of Egypt and the Egyptian General Petroleum Corporation dated April 23, 2001.
 The Concession Agreement relates to the exclusive concession for the exploitation of petroleum and natural gas in and throughout the East Wadi Araba Area of the Gulf of Suez (the "Area"). Robert Salna owns and controls the Optionor. Likewise, Robert Salna individually owns a fifteen percent interest in the Dover Egypt Joint Venture.

     During the time that we operated as a development stage company under the name of Coretech our business purpose was to establish a franchise system of yacht brokerage businesses. Our efforts to establish the franchise system of yacht brokerage business was not successful.

     During the time that we operated as a development stage company under the name of At Home Holdings, our business purpose was to deliver fresh and frozen prepared meals, meal components and related products and services to customers in selected cities in the United States and in Canada who placed orders online, by telephone or telefax. Our efforts to establish our meal, meal components and related products and services delivery business was not successful.

     Our business efforts are now centered on the acquisition, either alone or with others, of interests in proved and developed and unproved and undeveloped producing and non-producing oil and gas leases, and, as a result of our change in business direction, we acquired Slaterdome and Dover Egypt and changed our name to Dover Petroleum.

     Slaterdome is the owner of the Wyoming Assets. The Wyoming Assets consist of a 16.6667% working and operating rights interest in certain oil and gas leases located in Carbon County, Wyoming and Moffat County, Colorado. Such interest is limited to a depth of fifty feet below the base of the Mesa Verde formation and is subject to the terms and conditions of various agreements, including but not limited to an exploration agreement in favor of Energy Investments, Inc. and an operating agreement in favor of Phillips Petroleum Company (the "Operating Agreement"). Likewise, such interest is proportionately subject to all burdens, restrictions, exceptions, charges agreements and other matters existing of record, and Slaterdome is required to pay its pro-rata share of all amounts due and payable under the leases, including but not limited to royalty and production payments.

     Dover Egypt owns 50% of the partnership interests in Dover Egypt Joint Venture. Dover Egypt Joint Venture, pursuant to the Option Agreement, has the right to acquire the interest of Optionor in the Concession Agreement. The Concession Agreement relates to the exclusive concession for the exploitation of petroleum and natural gas in and throughout the East Wadi Araba Area of the Gulf of Suez.

     In connection with the acquisition of the Wyoming Assets, Slaterdome agreed to pay delinquent payments due from Wyoming to Phillips Petroleum in the amount of approximately $519,000. At the time of the acquisition of the Wyoming Assets, Slaterdome believed that development by Phillips under certain of the leases which comprise the Wyoming Assets was imminent. That belief was erroneous, since shortly after the acquisition of the Wyoming Assets, Slaterdome learned that development would be delayed or cancelled as a result of certain decisions that are solely within the control of Phillips Petroleum. Moreover, it now appears that Phillips is not interested in continuing as the operator under the Operating Agreement and that Phillips is seeking to dispose of its interest in the Wyoming Operating Agreements. As a result, after payment of approximately $219,000, Slaterdome withheld payment of the balance of due to Phillips of approximately $300,000 pending resolution of disputes between Phillips, Wyoming and Slaterdome. Phillips Petroleum did not agree with the position taken by Slaterdome and instituted legal proceedings against Wyoming and Wyoming, then, instituted legal proceedings against Slaterdome (collectively, the "Phillips Litigation"). Essentially, the Phillips Litigation involved a demand by Phillips for payment of approximately $360,000 and requested foreclosure of a lien provided to Phillips under the Operating Agreement against the Wyoming Assets.

     On April 19, 2002, Wyoming, Phillips and Slaterdome entered into a settlement and mutual release agreement (the "Settlement Agreement"). Phillips accepted payment of $300,000 for any and all amounts outstanding up to and including January 1, 2002 and Slaterdome agreed to pay any amounts that become due under the Operating Agreement. Since no substantive activity under the Operating Agreement has occurred since the January 1, 2002, Slaterdome does not anticipate any significant additional payment obligations until after Phillips disposes of its interest in the Operating Agreement to a third party and further development activity commences. No assurance can be provided, however, if or when the interest of Phillips in the Operating Agreement will be sold, or if such interest is sold, if or when the third party purchaser thereof will commence development activities. As part of the negotiations associated with the Settlement Agreement, Michael
D. Herman, a shareholder of Wyoming agreed to loan $100,000 to Slaterdome without interest. Such loan must be repaid by Slaterdome on the earlier to occur of March 26, 2003 or closing of the sale of the interest of Phillips under the Operating Agreement to a third party. Based upon the Settlement Agreement, the Phillips Litigation
was dismissed with prejudice by Phillips and Wyoming.   As a result
of the foregoing circumstances, we are unable to determine what value the Wyoming Assets will have to us.

     We are actively seeking to acquire additional oil and gas interests throughout the world. As a result, we concluded the Dover Egypt Share Exchange transaction with Dover Egypt and Dover Egypt became our wholly owned subsidiary. Dover Egypt owns 50% of the partnership interests in Dover Egypt Joint Venture pursuant to the Dover Egypt Joint Venture Agreement. Dover Egypt Joint Venture pursuant to the Option Agreement has the right to acquire the interest of the Optionor in the Concession Agreement. The Concession Agreement relates to the exclusive concession for the exploitation of petroleum and natural gas in and throughout the East Wadi Araba
Area.   Under the Option Agreement and the Dover Egypt Joint Venture
Agreement, Dover Egypt is required to invest the US$4,000,000 mandated under the Concession Agreement for the drilling of two exploration wells in the Area. We expect that Dover Egypt will be required to provide the $4,000,000 over the next twelve months. If Dover Egypt fails to meet its commitments under the Option Agreement, the Option Agreement will be terminated and all rights under the Concession Agreement will be extinguished. Likewise, if Dover Egypt fails to meet its commitments under the Dover Egypt Joint Venture Agreement, other joint venture parties may have rights of action against Dover Egypt. As of the date hereof, Dover Egypt has funded approximately $500,000 to Dover Egypt Joint Venture toward payment of the $4,000,000 obligation under the Option Agreement. We are seeking to raise financing for Dover Egypt to enable it to meet its commitments under the Option Agreement and the Dover Egypt Joint Venture Agreement. No assurance can be provided that we will be successful in our financing efforts or the terms and conditions that may be associated with the conclusion of any financing activities.

     The Dover Egypt Joint Venture Agreement amended, restated and superseded a preliminary joint venture agreement dated May 28, 2001 (the "Prior Joint Venture Agreement"). Certain parties representing thirty percent of the interests under the Prior Joint Venture Agreement (the "Minority Parties") have not yet executed the Dover Egypt Joint Venture Agreement and may not do so in the future. The owners of the remaining seventy percent of the interests under the Prior Joint Venture Agreement (the "Majority Parties") have executed the Dover Egypt Joint Venture Agreement, along with an addendum thereto (the "Addendum"). The Addendum essentially provides that until such time as the Minority Parties execute the Dover Egypt Joint Venture Agreement, the Majority Parties shall for all purposes under the Dover Egypt Joint Venture Agreement treat the Minority Parties as if they had executed the Dover Egypt Joint Venture Agreement. However, no assurance can be provided that the Minority Parties will be satisfied with the arrangements undertaken by the Majority Parties as to Dover Egypt Joint Venture or that such Minority Parties will not seek to reinstate the Prior Joint Venture Agreement. If any such actions were undertaken by the Minority Parties we would be required to defend same and pay the cost thereof. Likewise, if we were not successful in the defense of such matters, our business might be seriously impaired and we could be forced to terminate our business.

     Seismic and oil migration studies undertaken by Dover Egypt on behalf of Dover Egypt Joint Venture indicate 14 promising seismic targets in the Area, with the potential for 4 to 5 commercial oil discoveries that could produce in the range of 500 million barrels of recoverable oil. Dover Egypt has, also, on behalf of Dover Egypt Joint Venture completed a seabed survey of the first two drill targets at a cost of $127,000. Such survey verified the founding strength of the sea floor, showing the integrity to support the stabilizing tripod of a drill rig. We expect that drilling under the Concession Agreement will commence during July, 2002. However, there can be no assurance that any such drilling activity will commence, or if commenced, that it will be successful. Moreover, no assurance can be provided as to the potential for or the nature or extent of any discovery within the Area or, if any such discovery occurs, whether such discovery will be commercially viable.

Employees

     Our executive officers are our only current employees, and they are also employed by third-party companies. As a result our executive officers devote only that portion of their time that they deem necessary to our affairs. Our plans regarding the hiring of additional employees depends upon the development of our business and our financial position, existing from time to time.

Offices

     Our offices are located at 10225 Yonge Street, Richmond Hill, Ontario L4C 3B2 Canada. Currently, these facilities are provided to us by certain of our executive officers without charge, but such arrangement may be cancelled at anytime without notice. As our business activities continue, we anticipate that we will be required to pay a pro rata share of the rent incurred for the facilities that we occupy.

Forward Looking Statements

     Many statements made or incorporated by reference in this registration statement are "forward-looking statements," as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements about our ability to make an acquisition, our capital needs, the competitiveness of the business in our industry, our strategies and other statements that are not historical facts. When used in this registration statement, the words "anticipate", "believe", "expect", "estimate", "intend" and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause our actual results to differ materially from those expressed or implied by these forward-looking statements, including changes in general economic and business conditions, actions of our competitors, the time and expense involved in development activities, changes in our business strategies, other factors discussed in under the section captioned Additional Cautionary Statements and elsewhere in this registration statement. The forward-looking statements in this registration statement reflect what we currently anticipate will happen. What actually happens could differ materially from what we currently anticipate will happen. We are not promising to make any public announcement when we think forward-looking statements in this registration statement are no longer accurate whether as a result of new information, what actually happens in the future or for any other reason.

Additional Cautionary Statements

     Limited Operating History

     Because we have no operating history, there is no basis on which you can evaluate our proposed business and prospects. We are a development stage company and have never had any significant operations other than research and development.

     Risks of a Development Stage Company

     Our prospects must be considered in light of the extraordinary risks, unforeseen costs and expenses, problems and difficulties which development stage companies normally encounter. We must, among other things, successfully complete our development, establish and then maintain new relationships, implement our business, complete the acquisition of additional oil and gas leases, undertake drilling operations, respond to competitive developments and have sufficient capital to attract, retain and motivate qualified personnel. We are not profitable and expect to require significant operating capital in order to implement our proposed business. If we fail to address adequately any of these risks or difficulties our business would likely fail to develop.

     Other Business Risks

     Oil and gas exploration involves a high degree of risk. The results of such exploration are unpredictable and often unprofitable. At least four major factors can make a producing well unprofitable: (i) natural hazards; (ii) industry conditions such as competition, demand, and governmental regulations; (iii) future developments in the energy industry; and (iv) conditions in related industries. The natural hazards involved in the drilling of oil or gas wells can include peculiar and unexpected formations, pressures, and other problems that were not anticipated and which are expensive to solve. Such problems can result in property damage or personal injury from fire or explosion. We may also be subject to liabilities for pollution and for other similar damages, and we may suffer losses against which we cannot obtain insurance or where the cost of insurance is prohibitive. Uninsured liabilities would diminish the amount of funds available for to us for exploration, development or otherwise and could result in the loss of our property. We expect to be reliant upon related industries such as oil field supply businesses and research enterprises which provide technologies to enhance production and improve recovery. Our ability to produce from any wells we develop, extend the life of any of those wells and enhance the amount of any recovery depends on the availability of and improvements in such technologies and in our ability to apply such technologies to any such wells.

     Need for Additional Financing

     Because of the limited capital available to us for the foreseeable future, we may not have sufficient capital to remain in existence. We will incur legal and accounting expenses to comply with our reporting obligations to the SEC; we will be obligated to pay our operating expenses as they arise; and if we fail to pay the required annual fees to the State of Florida, we will be dissolved and cease to exist. If we need to raise additional funds, the funds may not be available when we need them. We cannot assure you that additional financing will be available when needed on favorable terms, or at all. If the funds are not available when we need them, we may be forced to terminate our business. We will need additional capital in a short period of time which may not be available to us. We do not have yet have funds sufficient to meet our anticipated capital requirements for the next six months. Unless we are able to raise additional substantial capital immediately we will be unable to meet our existing obligations, we will be unable to fund amounts required in connection with the Concession Agreement and we will be unable to pursue our other business development activities. If additional funds are raised through the issuance of equity securities, the percentage ownership of our stockholders will be reduced; stockholders may experience additional dilution; and those securities may have rights, preferences or privileges senior to those of the rights of the holders of our common stock. We cannot assure you that additional financing will be available on terms favorable to us, if at all.

     No Assurance of Profitability; Anticipated Losses

     We may not ever generate sufficient revenues to achieve profitability, and even if we do achieve profitability, we cannot assure you that we can sustain or increase profitability in the future. Furthermore, if any drilling activities were to commence we would be required to expend substantial amount in advance of the receipt of any revenue that might be generated as a result of such activities. Accordingly, we expect to sustain substantial losses. Furthermore, if we are not successful in our test well efforts within the Area or if successful, if such well is not commercially viable, we may be forced to terminate our business.

     Ability to Successfully Manage Our Anticipated Growth

     If we are successful in achieving our plans for development, we may not be able to successfully manage our anticipated growth. Any growth will place a significant strain on our technical, financial and managerial resources. As part any growth, we will have to implement operational and financial systems and procedures and controls to acquire, train and manage employees. If we are unable to effectively manage our anticipated growth, our business will suffer.

     Dependence on Key Personnel

     We are dependent on our officers, although we have no employment agreements with them and cannot pay them any compensation unless we obtain additional capital. Because our potential success is dependent upon, among other things, the personal efforts, abilities and business relationships of our officers, if any of them was to terminate employment with us or become unable to be employed before a qualified successor, if any, could be found, we would be materially adversely affected. We do not maintain "key person" insurance on any of our officers. Our executive officers will serve us on a part time basis, devoting only such time to us as they believe is necessary. We will not have full-time management until such time, if any, as we employ executive officers on a full-time basis. There can be no assurance that we will have the financial resources to hire full-time personnel when they are needed or that qualified personnel will then be available.

     Intense Competition

     The oil and gas business is highly competitive. Substantially all of our potential competitors will have longer operating histories, greater name recognition and significantly greater financial, technical and marketing resources than we do. Such competitors are able to undertake more extensive acquisition, development and production activities and make more attractive offers to potential employees and third-party providers. We are not now and do not expect to be a major factor in the oil and gas industry, and there can be no assurance that we will be able to compete successfully against any of our competitors or that our business prospects will suffer as a result of such competition.

     Risks Associated with Proposed International Operations and
Expansion

     A part of our business strategy is to seek to acquire and develop leases and operations in foreign countries. If we are able to implement such strategy, we may experience difficulty in managing international operations as a result of technical problems, distance, language and cultural differences. There are certain significant risks inherent in doing business on an international level, such as, political and economic instability, civil unrest, crime, unexpected changes in regulatory requirements, trade barriers, difficulties in staffing and managing foreign operations, fluctuations in foreign currency exchange rates, longer payment cycles, problems in collecting amounts due, difficulty in enforcing contracts, seasonal fluctuation in business activity and potential adverse tax consequences. To the extent that any of such risks materialize we may have little or no ability to manage such risks or avert any consequences therefrom. Accordingly, we can provide no assurance that one or more of such factors will not result in material adverse consequences to us and cause our business to suffer.

     Dependence on Licenses

     In order to drill for, recover, transport or sell any gas or other hydrocarbons from any other area in which we may attempt to conduct operations, we will generally be required to obtain licenses and permits and enter into agreements with various land owners and/or government authorities. The issuance of these permits and licenses generally will be contingent upon the consent of the governmental authority having jurisdiction over the production area, which entities have broad discretion in determining whether or not to grant such authority. Moreover, even if obtained, such licenses, permits, and agreements will generally contain numerous restrictions and require payment of a development/exploration fee, typically based on the recoverable reserves or expenditures. The amount of any such fee and other terms will determine in part, the commercial viability of any extraction project. We can provide no assurance that we will be able to maintain any existing license or that any existing license may not be materially varied or that we will be able to acquire any new license, and if our existing license is varies or if we are not successful in maintaining and acquiring necessary licenses we may be forced to terminate our business.

     Reliance on Third Party Providers

     We expect to be totally dependant upon third-party providers for all of our business activities. We will not have the independent ability to transact any of the business that we expect to undertake. Accordingly, we will be required to establish and maintain strategic relationships with a wide array of third party providers in order to engage in any meaningful business activity. If we are unable to establish and maintain relationships with such third party providers our business prospects will be hurt.

     Government Regulation

     We are subject to regulations applicable to businesses generally, and to the myriad of local, national and international laws and regulations directly applicable to oil and gas business.
We can not provide any assurance that existing laws and regulations or the adoption of new laws and regulations with respect to our business or industry will not materially and adversely impact our business. The existence or adoption of any such laws or regulations may increase our cost of doing business, change the manner in which we expect to engage in business or otherwise have a material adverse effect on our business.

     Environmental Matters

     We are subject to extensive local, national and international laws and regulations relating to the protection of the environment. There is a substantial cost to us associated with complying with such laws and regulations. Due to our size and standing in the oil and gas industry we may not be economically able to comply with such requirement in which event we may be forced to terminate our business. Additionally, based upon legal concepts of strict liability, we may be held liable or accountable for losses resulting from environmental circumstances over which we have no control. We do not now and for the foreseeable future do not expect to maintain any insurance against the potential of any such losses. If we were to incur any such losses our business will suffer.

     Reserve Estimates

     We have not yet estimated the extent of any proven oil and gas reserves or the present value of the estimated future revenues attributable to such reserves as to the Wyoming Assets or under the Concession Agreement. As such time, if ever, that we make such an estimate there can be no assurance that we will realize the amounts estimated to be obtainable. Likewise, until such time, if ever, that we acquire additional leases we are unable to estimate any future revenues attributable to any reserves associated with the properties subject to such leases. As a result, our actual revenues, if any, may be substantially different from any estimates that we use in calculating the reserve values. Many other factors over which we have little or no control might lower or preclude recovery from any property which is subject to a lease or an interest in a lease owned by us. These factors include acts of God, income tax laws, oil, gas and mineral prices, and the development of alternative energy sources. In addition, there can be no assurance that we will commence exploration activities or, if commenced, that we will be successful in finding new reserves or, if found, that production in quantities large enough to make the operation profitable will be possible. If we are not able to generate earnings or, if the earnings that we generate vary significantly from that which we anticipate, our business may be seriously impaired and we may be forced to terminate our business.

Item 2.  Plan of Operation.

     Our business efforts for the next twelve months will be centered on the acquisition, either alone or with others, of interests in proved and developed and unproved and undeveloped producing and non-producing oil and gas leases, pursuing development of the Wyoming Assets and, primarily, pursuing, on behalf of Dover Egypt Joint Venture, exploration and exploitation of petroleum and natural gas under the Concession Agreement in the East Wadi Araba Area of the Republic of Egypt.

     We do not currently have adequate funds to satisfy our cash requirements for the next twelve months. In particular, we believe that we will be required to expend $4,300,000 within the next 6 months to fund the drilling of two exploratory wells and certain other payments required from us under the terms of the Option Agreement, the Dover Egypt Joint Venture Agreement and the Concession Agreement. We are, currently, seeking to raise funds as part of a private offering of our securities (the "Current Offering"). No assurance can be provided, however, that our efforts will prove successful. The terms of the Current Offering are described in Item 4 hereof. Additionally, we must obtain the funds necessary to pay our operating expenses, including but not limited to our legal and accounting expenses to comply with our reporting obligations to the SEC and annual fees to the State of Florida. We cannot assure you that financing will be available when needed on favorable terms, or at all. If the funds are not available when we need them, we may be forced to terminate our business.

     Our executive officers are our only current employees, and they are also employed by third-party companies. As a result our executive officers devote only that portion of their time that they deem necessary to our affairs. Our plans regarding the hiring of additional employees depends upon the development of our business and our financial position, existing from time to time.

Item 3.  Description of Property.

     Our offices are located at 10225 Yonge Street, Richmond Hill, Ontario L4C 3B2 Canada. Currently, these facilities are provided to us by certain of our executive officers without charge, but such arrangement may be cancelled at anytime without notice.

     Our only other properties consists of the Wyoming Assets and our rights under the Dover Egypt Joint Venture Agreement and the Option Agreement as to the Concession Agreement.

     Until Phillips Petroleum disposes of its interest under the Operating Agreement or otherwise determines how to proceed thereunder, we are unable to reliably determine the nature or extent of the Wyoming Assets, including but not limited to the value, if any, of our interest therein.

     The Concession Agreement gives the Optionor the exclusive concession for the exploration of petroleum and natural gas in and throughout the East Wadi Araba Area (the "Area"). The Area is located in the Gulf of Suez, covers 393 square kilometers and is part of the sovereign territory of the Arab Republic of Egypt. The concession granted under the Concession Agreement was previously owned by a multinational oil company, but was relinquished to the Arab Republic of Egypt in 1998 due, we believe, to a failure to perform work commitments. Approximately US$10 million has been spent by others on seismic work within the Area. As a result of this seismic work, Dover Egypt Joint Venture has identified
10-priority drill targets. Of the ten such targets, Dover Egypt
Joint Venture expects that the first two locations will be drilled to respective depths of 6,000 feet and 7,000 feet in order test several targets. The first drilling structure is expect to be approximately 1.5 kilometers from an existing field that has recoverable reserves of over 52 million barrels. There can be no assurance that Dover Egypt Joint Venture will be commence or continue any drilling activity or if such activity is commenced that it will be successful or that any recoverable reserves will be located.

     The Concession Agreement was awarded by the Government of Egypt based upon a competitive bidding process. It is a production sharing contract and obligates the concession holder to carry out an exploration program over a specific time period and to spend a minimum amount to fulfil work obligations and develop any economic discoveries within the area. If production is established, the concession holder can recover exploration and development expenditures out of the oil production, with the remaining revenues divided in accordance with the terms of the Concession Agreement.

     The Area

     The Gulf of Suez Sedimentary Rift Basin has been rated as having greater potential of most other basin in the world when considering the amount of hydrocarbons actually recovered and the probable recoverable hydrocarbons per cubic meter of sediments. The thickness of the sediments in the main deposit centers may reach 30,000 feet of several widely distributed source rocks and many potential reservoirs at levels of different geological times featuring favorable petro-physical characteristics. The largest five fields within the basin have produced close to five billion barrels of oil since 1957 and have the potential to produce an additional two billion barrels.

     The geologic sequence can be divided into two distinct stratigraphic and structural units: The Pre-rifting (Pre-Miocene) system and the Rifting (Miocene) system. The reservoirs in the Area with the most potential are the Belayim, Kareem, Rudies and Nubia formations. The production and potential reserves of a discovery within the Area is comparable with the Warda (Zaafarana) Oil Field, which is located on the northern border of the Area. The Warda Field is producing oil from seven separate intervals in the Belayim, Kareem and Rudies formations. The Warda Field comprises 9 wells and production had reached 22,000 barrels per day of 24-29 API oil with estimated recoverable reserves of 62,000,000 barrels.

     Dover Egypt Joint Venture expects that its first drilling target will be located approximately 1.75 kilometers southwest of the Warda Field (the "Target"). The Target is approximately 1,500 to 2,500 feet structurally higher than the Warda Field and the structural area closure is less than that of the Warda Field covering 4 square kilometers. However, if successful, the Target may contain greater recoverable reserves than the Warda Field due to the vast vertical structural relief of the Target. The Target is structurally closed at all levels down to the basement and presents the most logical position to trap any migrating hydrocarbons. Potential oil zones are anticipated in Belayim, Kareem, Rudies, Nubia and fractured Basement. The total depth to the basement is forecasted to be at 6000 feet, the water depth is maximum 22 meters and the dry hole cost is approximately US$1,750,000. Additionally, US$500,000 is expected to be required for completion. The average production per well is projected to be between 4,000 and 6,000 barrels per day. To develop the field, five wells will be required using two mono-podes as production bases, and production will necessitate building a 2-kilometer tie line to an existing onshore pipeline. No assurance can be provided, however, that Dover Egypt will commencing drilling, or that if drilling is commenced that any recoverable reserves will be located. Likewise, even if recoverable reserves are located no assurance can be provided as to the amount thereof or the economic feasibility associated with the production thereof.

     The Concession Agreement. The following is a general description of certain significant provisions of the Concession
Agreement:

AREA COVERED:               393 Square
                            Kilometers

EXPLORATION PERIODS:        Three (3 years, 2 years, 2
                            years)

First Exploration Period
(3 years):

  Financial Commitments:    $3,500,000 plus $300,000
                            signature bonus

  Work Commitments:         Drill 2 wells

  Relinquishments:          25% of Original Area

Second Exploration Phase
(2 years):

  Financial Commitments:    $4,000,000

  Work Commitments:         Drill 2 wells

  Relinquishments:          25% of Original
                            Area

Third Exploration Phase (2
years):

  Financial Commitments:    $4,500,000

  Work Commitments:         Drill 2 wells

  Relinquishments:          Remainder of Undeveloped
                            Block

DEVELOPMENT PERIOD:         20 Years (may be extended to a
                            maximum of 35 Years)

PRODUCTION SHARING:                EGPC           East Wadi
                                   ----           ---------
  Up to  25,000 BOPD or            75%               25%
  Gas Equiv.

  More Than 25,000 BOPD or         80%               20%
  Gas Equiv.

COST RECOVERY:              30% of top line oil revenues is
                            allocated toward cost recovery.
                            Operating costs are recovered
                            quarterly in the same year.
                            Exploration and development
                            capital is recovered on a
                            four-year amortization schedule.
                            After all costs are recovered for
                            the period, excess cost recovery
                            pool is allocated 75% to the
                            Egyptian General Petroleum
                            Corporation and 25% to
                            concession holder.

PRODUCTION BONUSES:         $2,000,000 at a production rate of
                            25,000 BOPD; $4,000,000 at a
                            production rate of 50,000
                            BOPD.

     No assurance can be provided that Dover Egypt will commencing drilling, or that if drilling is commenced that any recoverable reserves will be located. Likewise, even if recoverable reserves are located no assurance can be provided as to the amount thereof or the economic feasibility associated with the production thereof.

     Glossary of Geological Terms:

     Barrel: Equal to 42 U.S. gallons.

     Basin: A depressed sediment-filled area, roughly circular or elliptical in shape, sometimes very elongated. Regarded as good areas to explore for oil and gas.

     Cretaceous: The final period of the Mesozoic era (after the Jurassic) thought to have covered the span of time between 135 and 65 million years ago.

     Field: A geographic region situated over one or more subsurface oil and gas reservoirs encompassing at least the outermost boundaries of all oil and gas accumulations known to be within those reservoirs vertically projected to the land surface.

     Jurassic: The second period of the Mesozoic era (before the Cretaceous) thought to have covered the span of time between 190 and 135 million years ago.

     License: Formal or legal permission to explore for oil and gas in a specified area.

     Productive: Able to produce oil and/or gas.

     Proved reserves: Estimated quantities of crude oil, condensate, natural gas, and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be commercially recoverable in the future from known reservoirs under existing conditions using established operating procedures and under current governmental regulations.

     Proved undeveloped reserves: Economically recoverable reserves estimated to exist in proved reservoirs, which will be recovered from wells, drilled in the future.

     Reserves: The estimated value of oil, gas and/or condensate, which is economically recoverable.

     Reservoir: A porous, permeable rock containing commercial quantities of oil, gas and/or condensate.

     Sandstones: A medium grained rock composed dominantly of sand sized grains held together by a fine-grained material of cementing agent.

     Sedimentary rock: A rock resulting from the consolidation of loose sediment that has accumulated in layers.

     Sediments: Solid fragmental materials that originates from the weathering of rocks and is transported or deposited by air, water, or ice and that forms in layers on the earth's surface in a loose unconsolidated form; e.g., sand and gravel.

     Shales: A fine-grained rock formed by the consolidation of clay, silt, or mud.

     Shut in: A producing well that has been closed down temporarily, for repair, cleaning out, building up reservoir pressure, lack of market, etc.

     Siltstones: A fine-grained rock composed predominantly of silt sized grains held together by a fine grained material or cementing agent.

Item 4.  Security Ownership and Certain Beneficial Owners and
Management.

     On May 21, 2002, after giving effect to the issuance of our common stock in connection with the acquisition of Slaterdome and Dover Egypt but without giving effect to the potential issuance of any of our common stock in connection with the Current Offering we had 36,536,261 shares of our common stock issued and outstanding. The following table sets forth certain information regarding the beneficial ownership of our common stock as of May 22, 2002 of (1) each person who is know to us to own beneficially more than 5% of our common stock, (2) each of our directors and officers and (3) all of our directors and officers as a group:

     Name and Address of          Amount of      Approximately
       Beneficial Owner           Beneficial       Percent of
                                 Ownership (1)      Class (1)

Brokton International Ltd.             2,600,000             7.12
Suite 400
85 Lombard Avenue
Winnipeg, Manitoba R3B 3P1
Canada

Carn Associates Ltd.                   3,000,000             8.21
12 Chapel Street
Canton, New York 13617

Deevale Limited                        3,000,000             8.21
1113 Russell Drive
Highland Beach, Florida 33487

Allan Ibbitson(2)                      1,000,000             2.74
446 Castlefield Avenue
Toronto, Ontario M5N 1L5
Canada

Ted McKechnie                            250,000             0.68
496 Drake Circle
Waterloo Ontario N2T 1L1
Canada

Robert Salna                           9,300,000            26.17
10225 Yonge Street
Richmond Hill, Ontario  L4C
3B2
Canada

All directors and officers as         10,550,000            28.87
a group(2)



(1) Unless otherwise noted below, we believe that all persons named in the table have sole voting and investment power with respect to all shares of our common stock beneficially owned by them. For purposes hereof, a person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof upon the exercise of warrants or options or the
conversion of convertible securities.   Each beneficial owner's
percentage ownership is determined by assuming that any such warrants, options or convertible securities that are held by such person (but not those held by any other person) and which are exercisable within 60 days from May 22, 2001, have been exercised.

(2) See Notes above.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

     The following sets forth certain information with respect to our current executive officers and directors. Each director holds such position until our next annual meeting of shareholders and until such party's respective successor has been elected and qualifies. Any of our directors may be removed with or without cause at any time by the vote of the holders of not less than a majority of our then outstanding common stock. Other than as otherwise provided in an employment agreement, officers are elected annually by our board of directors. Any of our officers may be removed with or without cause at any time by our board of directors although, in such event, we may incur certain liabilities under an applicable employment agreement.

Name                        Positions with the Company
                    Age

Allan Ibbitson              Director, Vice President and Chief
                    47      Financial Officer

Ted McKechnie               Director, President and Secretary
                    54

Robert Salna                Director and Chief Executive Officer
                    46

     Allan Ibbitson has been our Vice President and Chief Financial Officer and a director since January 17, 2002. Commencing September 1999 and continuing to the present, Mr. Ibbitson serves as president of Allan Ibbitson & Associates, Ltd., a corporate finance and management consulting enterprise. From September 1999 through September 1998, Mr. Ibbitson was employed by the firm of Thomson Kernaghan & Co. Limited, Toronto, Canada where he had responsibility for institutional sales and corporate finance matters. From August 1998 through February 1998, Mr. Ibbitson was employed by the firm of Taurus Capital Markets Toronto, Canada in the Mining and Metals Group where he had responsibility for institutional sales. From February 1998 through April 1996, Mr. Ibbitson served as a corporate finance associate with C.M. Oliver, Toronto, Canada where he had responsibility for initiating due diligence investigation for new projects and clients.

     Ted McKechnie has been our President, Secretary and a director since 1999. Commencing during 1998 and continuing currently, Mr. McKechnie serves as President and CEO of William Davies Consulting, Inc., a consulting firm specializing in business integration, rightsizing, turnaround, new business start up, marketing and sales matters. From 1994 through 1998, Mr McKechnie served as president and chief operating officer of Humpty Dumpty snack Foods Ltd., of Canada.

     Robert Salna has been our Chief Executive Officer and a director since January 17, 2002. From 1999 and continuing currently Mr. Salna serves as chief executive officer and managing director of Dover Investments Limited, Toronto, Canada, a company that purchased the operator's interest in the Ras El Ush, Egypt oil field from Marathon Oil Company Limited of Houston Texas. Mr. Salna is the sole shareholder of Dover Investments Limited. In 1998, Mr. Salna was one the founders of Perial Ltd., a Canadian publicly traded company involved in the oil and natural gas business. Since 1980 and continuing currently Mr. Salna serves as President of P. Salna Company Limited, Toronto, Canada, a land surveying firm started by Mr. Salna's father.

     Our Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and have qualified. Our Officers are appointed to serve until the meeting of the Board of Directors following the next annual meeting of stockholders and until their successors have been elected and have qualified.

Item 6.  Executive Compensation.

     The following tables set forth information with respect to the compensation received for the year ended September 30, 2001 by our executive officers and our other most highly compensated individuals. Except as otherwise described herein, no compensation in excess of $100,000 was awarded to, earned by, or paid to any executive officer or director during the years ended September 30, 2001 or 2000.

Name and Principal Position  Year          Annual
                                         Compensation

                                   Salary    Bonus     Other

Ted Mckechnie, Chief         2000
Executive Officer,                   $120,000   $30,000        $0
President, Secretary and
Director

Ted Mckechnie, Chief         2001
Executive Officer,                         $0        $0        $0
President, Secretary and
Director

Allan Ibbitson, Vice         2000
President, Chief Financial                 $0        $0        $0
Officer and Director

Allan Ibbitson,  Vice        2001
President, Chief Financial                 $0        $0        $0
Officer and Director

Robert Salna, Chief          2000
Executive Officer and                      $0        $0        $0
Director

Robert Salna, Chief          2001
Executive Officer and                      $0        $0        $0
Director

     STOCK OPTIONS GRANTED IN 2001 FISCAL YEAR

          None

Item 7.  Certain Relationships and Related Transactions.

     1.  Slaterdome

     On September 21, 2001, we concluded the Slaterdome Share Exchange transaction with all of the shareholders of Slaterdome whereupon Slaterdome became our wholly owned subsidiary. At the time we concluded the Slaterdome Share Exchange transaction, Robert Salna owned 8,300,000 shares of the 18,350,000 shares of Slaterdome then outstanding and Allan Ibbitson owned 500,000 of the 18,350,000 shares of Slaterdome then outstanding. On January 17, 2002, Mr. Salna and Mr. Ibbitson became members of our board of directors.

     2.  Dover Egypt

     On March 31, 2002, we concluded a voluntary share exchange transaction with all of the shareholders of Dover Egypt whereupon Dover Egypt became our wholly owned subsidiary. At the time we concluded the Dover Egypt Share Exchange transaction, Robert Salna owned 1,000,000 shares of the 1,600,000 shares of Dover Egypt then outstanding and Allan Ibbitson owned 500,000 shares of the 1,600,000 shares of Dover Egypt then outstanding.

     3.  Dover Egypt Joint Venture

     Dover Egypt owns 50% of the partnership interests of Dover Egypt Joint Venture. Robert Salna, our chief executive officer and one of our directors and the owner of approximately 26 percent of our common stock, individually owns a fifteen percent interest in Dover Egypt Joint Venture. Dover Egypt Joint Venture is a party to the Option Agreement and, pursuant thereto, has the right to acquire the interest of Dover Investments Limited in and to the Concession Agreement. Robert Salna owns and controls Dover Investments Limited.

     4.  Consulting Agreements with Tinamilu

     On September 1, 2000 we entered into a consulting agreement with Tinamilu Holdings Limited. Pursuant to the consulting agreement, Tinamilu agreed to identify and introduce us to viable oil and gas projects. We agreed to pay consulting fees, in the amount of $100,000.00 to Tinamilu. The consulting fees are payable in 2 equal installments in the amount $50,000.00 each. The first of installment was paid on December 31, 2001 and the second installment is due to be paid on September 30, 2002. Tinamilu is one of our shareholders and owns approximately 4.1% of our common stock.

     On April 1, 2002, we entered into a second consulting agreement with Tinamilu Holdings Limited. Pursuant to the second consulting agreement, Tinamilu agreed to provided us with certain consulting services in connection with our oil and gas projects. We agreed to pay consulting fees, in the amount of $200,000.00 to Tinamilu. The consulting fees have been paid Tinamilu is one of our shareholders and owns approximately 4.1% of our common stock.

Item 8.  Description of Securities.

     Our authorized capital stock consists of 500,000,000 shares of common stock, par value $.001 per share and 100,000,000 shares of preferred stock, par value $.001 per share.

     On December 17, 1999 (the "Split Date"), pursuant to a corporate resolution of our Board of Directors dated December 17, 1999, we undertook a three for one division of our common stock (the "1999 Split"). We notified our transfer agent of the 1999 Split, and for all purposes, we have, since the Split Date, reflected the occurrence of the 1999 Split. We recently determined that we neglected to file appropriate documents with the Secretary of State of the State of Nevada to reflect the 1999 Split. Accordingly, on April 18, 2002 we filed a certificate with the Secretary of State of the State of Nevada reflecting the 1999 Split as of the Split Date. Accordingly, all references to our common stock outstanding set forth in this Form 10-SB reflect the occurrence of the 1999 Split on and as of the Split Date.

     The holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts, if any, as our Board of Directors from time to time may determine. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Holders of the common stock are not entitled to preemptive rights, and the common stock is not subject to conversion or redemption.

     The preferred stock may be issued from time to time in one or more series, each such series to have distinctive serial designations as shall be determined in a resolution or resolutions providing for the issue of such preferred stock from time to time adopted by our Board of Directors. Each series of preferred stock may have such number of shares; may have such voting powers, full or limited, or may be without voting power; may be redeemable or convertible at such time or times and at such prices; may entitle the holders thereof to receive distributions calculated in any manner, including but not limited to dividends, which may be cumulative, non-cumulative or partially cumulative; at such rate or rates, on such conditions, from such date or dates, at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or series of shares; may have such preference over any other class of shares with respect to distributions, including but not limited to dividends and distributions upon our dissolution; may be made convertible into, or exchangeable for, shares of any other class or classes (except the class having prior or superior rights and preferences as to the dividends or distribution assets upon liquidation) or of any other series of the same or any other class or classes of our shares at such price or prices or at such rates of exchange, and with such adjustments; may be entitled to the benefit of a sinking fund or purchase fund to be applied to the purchase or redemption of shares of such series in such amount or amounts; may be entitled to the benefit of conditions and restrictions upon the creation of our indebtedness or the indebtedness of any subsidiary, upon the issue of any additional shares (including additional shares of such series or of any other series) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by us or any subsidiary of us of any of our outstanding shares; and may have such other relative, participating, optional or other special rights, and qualifications, limitations or restrictions all as may be stated in said resolution or resolutions providing for the issuance of such preferred stock.

     We may become subject to the control-share acquisition and affiliated transaction provisions of the Nevada General Corporation Law. Those provisions could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offer. Those provisions may also discourage bids for our common stock at a premium over the market price.

                               PART II

Item 1.  Market Price of and Dividends on the Registrant's Common
Equity and Other Shareholder Matters.

     Our common stock is currently quoted through the Electronic
Quotation Service provided by the Pink Sheets LLC ("Pink Sheets") under the symbol "DVPC".

     As of December 17, 1999, we undertook a three for one division of our common stock. On July 17, 2000, we amended our articles of incorporation and changed our name to At Home Holdings, Inc. On September 18, 2001, we, again, amended our articles of incorporation to change our name to Dover Petroleum Corp. and to change our authorized capital to 600,000,000 shares, 500,000,000 shares of which are designated as $.001 par value common shares and 100,000,000 million shares of which are designated as $.001 par value preferred shares.

     Limited trading of our common stock has occurred over the past two years.

     The following table set forth below lists the range of high and low bids for our common stock for each fiscal quarter for the last two fiscal years as reported by the Pink Sheets. The prices in the table reflect inter-dealer prices, without retail markup, markdown or commission and may not represent actual transactions.

Bids for Common Stock as Reported by Pink
Sheets

Period Ended December 31, 2001        High         Low

First Quarter                         $.17         $.07

Second Quarter                        $.60         $.17

Third Quarter                         $.60         $.40

Fourth Quarter                        $.60         $.40

Period Ended December 31, 2000

First Quarter                         $1.75        $1.00

Second Quarter                        $1.50        $.50

Third Quarter                         $.70         $.05

Fourth Quarter                        $.40         $.05



     As of May 21, 2002 the average of the closing bid and asked price for our common stock as reported by the Pink Sheets was $1.27 As of May 21, 2002, we had approximately 300 shareholders of record.

     We have never paid a cash dividend on our common stock. It is our present policy to retain earnings, if any, to finance the development and growth of our business. Accordingly, we do not anticipate declaring any cash dividends in the foreseeable future.

     Our common stock is covered by a Securities and Exchange Commission rule that imposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5 million or individuals with net worth in excess of $1 million or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by this rule, the broker-dealer must make a special suitability determination for the purchase and transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell our securities and also may affect the ability of purchasers of our stock to sell their shares in the secondary market. It may also cause fewer broker-dealers to be willing to make a market and may affect the level of news coverage received by us.

     Our transfer agent for our common stock is Liberty Transfer
Company, Huntington, New York.

Item 2.  Legal Proceedings.

     As described in Item 1 hereof, we were a party to the Phillips Litigation. The Phillips Litigation was resolved in accordance with the Settlement Agreement. All amounts due under the Settlement Agreement have been paid and the Phillips Litigation has been dismissed with prejudice. We are not, otherwise, a party to any legal proceedings.

Item 3.  Changes in and Disagreements With Accountants.

     On March 7, 2002, we engaged Samuel Klein and Company to audit our financial statements. Prior to the engagement of Samuel Klein and Company we did not audit our financial statements.

Item 4.  Recent Sales of Unregistered Securities.

     Since July 9, 1998 we issued our securities in the manner indicated below for cash or other consideration without registration under the Securities Act of 1933, as amended (the "Securities Act").


     1. During September, 1997 we issued 1,000,000 shares of common stock (3,000,000, after giving effect to the 1999 Split) to one party (our "Founder") for an aggregate of $300.00. There were commissions or discounts associated with such issuance of our common stock, such common stock is not convertible or exchangeable and there where no warrants or options issued in connection therewith. We claimed exemption from the registration provisions of the Securities Act of 1933, as amended (the "Act") with respect to the common stock so issued pursuant to Section 4(2) thereof inasmuch as no public offering was involved.

     2. During July, 1998 we issued 1,028,000 shares of common stock (3,084,000, after giving effect to the 1999 Split) to thirty four parties for an aggregate of $14,850.00. There were no commissions or discounts associated with such issuance of our common stock, such common stock is not convertible or exchangeable and there where no warrants or options issued in connection therewith. We claimed exemption from the registration provisions of the Act with respect to the common stock so issued pursuant to Regulation D, Rule 504 thereunder.

     3. During August, 1999 we issued 300,000 shares of common stock (900,000, after giving effect to the 1999 Split) to thirty parties for an aggregate of $90,000. There were no commissions or discounts associated with such issuance of our common stock, such common stock is not convertible or exchangeable and there where no warrants or options issued in connection therewith. We claimed exemption from the registration provisions of the Act with respect to the common stock so issued pursuant to Regulation D, Rule 504 thereunder.

     4. During the February 2000, we issued 900,000 shares of our common stock to three Non-U.S. Persons for an aggregate of $900,000 (the "February 2000 Offering"), and we issued 82,000 shares of our common stock to a Non-U.S Person to cover the costs and expenses of the February 2000 Offering Except for the forgoing, no commissions or discounts associated with such issuance of our common stock, and such common stock is not convertible or exchangeable and there where no warrants or options issued in connection therewith. We claimed exemption from the registration provisions of the Act with respect to the common stock so issued pursuant to Regulation S promulgated thereunder.

     5. During the third quarter of 2000, we issued 375,000 shares of our common stock to six Non-U.S. Persons for an aggregate of $375,000 (the "Third Quarter 2000 Offering"), There were no commissions or discounts associated with such issuance of our common stock, such common stock is not convertible or exchangeable and there where no warrants or options issued in connection therewith. We claimed exemption from the registration provisions of the Act with respect to the common stock so issued pursuant to Regulation S promulgated thereunder.

     6. During the third quarter of 2000, we issued 163,161 shares of our common stock to 7 parties in settlement of outstanding debt
in the amount of $163,161.   There were no commissions or discounts
associated with such issuance of our common stock, such common stock is not convertible or exchangeable and there where no warrants or options issued in connection therewith. We claimed exemption from the registration provisions of the Act with respect to the common stock so issued pursuant to Section 4(2) thereof inasmuch as no public offering was involved.

     7. During the fourth quarter of 2000, we issued 8,000,000 shares of our common stock to two Non-U.S. Persons for an aggregate of $150,000 in cash and in settlement of outstanding debt in the amount of $250,000 (the "Fourth Quarter 2000 Offering"), There were no commissions or discounts associated with such issuance of our common stock, such common stock is not convertible or exchangeable and there where no warrants or options issued in connection therewith. We claimed exemption from the registration provisions of the Act with respect to the common stock so issued pursuant to Regulation S promulgated thereunder.

     8. During the first quarter of 2001, we issued 95,000 shares of our common stock to seven parties in settlement of outstanding debt in the amount of $95,000. There were no commissions or discounts associated with such issuance of our common stock, such common stock is not convertible or exchangeable and there where no warrants or options issued in connection therewith. We claimed exemption from the registration provisions of the Act with respect to the common stock so issued pursuant to Section 4(2) thereof inasmuch as no public offering was involved.

     9. On March 28, 2002, our board of directors has authorized us to offer and sell up to 5,000,000 units (the "Units") which Units consist of 5,000,000 shares of our common stock and warrants (the "Warrants") to acquire an additional 5,000,000 shares of our common stock (the "Proposed Offerings") pursuant to the provisions of Regulation D under the Securities Act solely to Accredited Investors (as such term is defined under the Act) and to non U.S. Persons (as such term is defined under the Act) pursuant to the provisions of Regulation S under the Securities Act. We expect to offer and sell 5,000,000 Units at a price of $0.50 per Unit. 2,000,000 of the Warrants (the "A Warrants") will permit the holders thereof to acquire, on or before 6 months after the date of issuance thereof, 2,000,000 shares our common stock at an exercise price of $.80 per share and, 3,000,000 of the Warrants (the "B Warrants") will permit the holders thereof to acquire, on or before 3 months after the date of issuance thereof, 3,000,000 shares our common stock at an exercise price of $.80 per share.

     10. On September 21, 2001, we concluded a voluntary share exchange transaction with all of the shareholders of Slaterdome whereupon Slaterdome became our wholly owned subsidiary. At the time we concluded the share exchange transaction, there were 18,350,000 Slaterdome shares outstanding and Robert Salna owned 8,300,000 of such shares and Allan Ibbitson owned 500,000 of the such shares. On January 17, 2002, Mr. Salna and Mr. Ibbitson became members of our board of directors. We issued 18,350,000 of our shares of common stock in exchange for all of the issued and outstanding shares of Slaterdome. We made such issuances in reliance upon Section 4(2) of the Securities Act.

     11. On March 31, 2002, we concluded a voluntary share exchange transaction with all of the shareholders of Dover Egypt whereupon Dover Egypt became our wholly owned subsidiary. At the time we concluded the share exchange transaction, there were 1,600,000 Dover Egypt shares outstanding and Robert Salna owned 1,000,000 of such shares, Allan Ibbitson owned 500,000 of the such shares and our legal counsel owned 100,000 of such shares. We issued the 1,600,000 of our shares of common stock in exchange for all of the issued and outstanding shares of Dover Egypt. We made such issuances in reliance upon Section 4(2) of the Securities Act.

     Each of the parties to whom securities were or will be issued in connection foregoing, made or will have made an informed investment decision based upon negotiation with us and was or will have been provided with an appropriate offering document or other information, as well as, access to material information regarding us. We believe that all parties that acquired or will acquire our securities pursuant to the foregoing had or will have had knowledge and experience in financial matters such that they were capable of evaluating the merits and risks of acquisition of our securities. All certificates representing the shares issued pursuant to the foregoing bear an appropriate legend restricting the transfer of such shares, except in accordance with the Securities Act.

Item 5.  Indemnification of Directors and Officers.

     We have agreed to indemnify our executive officers and directors to the fullest extent permitted by the Nevada General Corporation Law. The Nevada General Corporation Law permits us to indemnify any person who was or is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in our own right, by reason of the fact that the person is or was our director, officer, employee or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. We may indemnify officers and directors in an action by us or in our right under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to us. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, we must indemnify him against the expenses which he actually and reasonably incurred. The indemnification provisions of the Nevada General Corporation Law are not exclusive of any other rights to which an officer or director may be entitled under our bylaws, by agreement, vote, or otherwise.

     Insofar as indemnification arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                               PART F/S

                          Table of Contents

                                                                  Page

Independent Auditors Report                                        F-1

Consolidated Financial Statements

     Consolidated Balance Sheet                                    F-2

     Consolidated Statements of Operations                         F-3

     Consolidated Statements of Stockholders Equity                F-4

     Consolidated Statements of Cash Flows                         F-5

     Notes to Consolidated Financial Statements                    F-6

                                 F-1
                     INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
Dover Petroleum Corp.
(A Development Stage Company)
10225 Yonge Street
Richmond Hill, Ontario L4C 3B2
Canada

We have audited the accompanying consolidated balance sheets of Dover Petroleum Corp. and its Subsidiaries (A Development Stage Company) (formerly At Home Holdings, Inc. and Coretech Industries, Ltd.) as of December 31, 2001 and 2000 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dover Petroleum Corp. and its Subsidiaries (A Development Stage Company) as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

SAMUEL KLEIN AND COMPANY
Newark, New Jersey
March 29, 2002

                                 F-2
                      CONSOLIDATED BALANCE SHEET

                DOVER PETROLEUM CORP. AND SUBSIDIARIES
                    (A DEVELOPMENT STAGE COMPANY)


ASSETS                   March 31,      December   December 31,
                         2002           31, 2001   2000
                          (Unaudited)

                            ----------   ----------    ----------

Current Assets:

  Cash and cash               $935,573      $59,150      $175,450
  equivalents

  Investment                         -            -            83

  Prepaid expenses                   -            -        24,941

                            ----------   ----------    ----------

   Total Current Assets        935,573       59,150       200,474

Property and                     4,825        5,834         8,467
Equipment(Net)

Oil Concession Rights          800,000            -             -

Gas and Oil Reserves           605,000      605,000             -

                            ----------   ----------    ----------

   Total Assets             $2,345,398     $669,984      $208,941

                            ==========   ==========    ==========

LIABILITIES AND
STOCKHOLDERS' EQUITY
(DEFICIT)

Current Liabilities:

  Accounts payables and        414,434     $459,486      $215,881
  accrued liabilities

                            ----------   ----------    ----------

   Total Current               414,434      459,486       215,881
   Liabilities

Long-Term Liabilities:

  Stockholders' loan           121,500      121,500
  payable

                            ----------   ----------    ----------

   Total Liabilities           535,934      580,986       215,881

                            ----------   ----------    ----------

Stockholders'
Equity(Deficit):

  Common stock($.001            37,774       34,949        16,504
  par value 500,000,000
  shares authorized,
  37,774,160,
  34,949,160 and
  16,504,160 issued and
  outstanding at March
  31, 2002, December
  31, 2001 and 2000,
  respectively

  Preferred stock($.001                           -             -
  par value 100,000,000
  shares authorized, 0
  issued and
  outstanding at March
  31, 2002, December
  31, 2001 and 2000)

  Additional paid-in         4,209,736    2,187,561     1,926,506
  capital

  Stock subscription         (100,000)            -             -
  receivable

  Accumulated Retained     (2,355,256)  (2,150,722)   (1,922,781)
  earnings(Deficit)

  Accumulated foreign           17,210       17,210      (27,169)
  currency translation

                            ----------   ----------    ----------

   Total Stockholders'       1,809,464       88,998       (6,940)
   Equity(Deficit)

                            ----------   ----------    ----------

   Total Liabilities        $2,345,398     $669,984      $208,941
   and Stockholders'
   Equity(Deficit)

                            ==========   ==========    ==========

----------
The accompanying notes are an integral part of these financial statements.

                CONSOLIDATED STATEMENTS OF OPERATIONS

                DOVER PETROLEUM CORP. AND SUBSIDIARIES
                    (A DEVELOPMENT STAGE COMPANY)


                                     For the      For the      For the     For the Year
                                     Three        Three        Year Ended  Ended
                                     Months       Months       December    December 31,
                                     Ended March  Ended March  31, 2001    2000
                                     31, 2002     31, 2001
                                     (Unaudited)  (Unaudited)

                                        ----------   ----------  ----------    ----------

Revenues                                 $      -     $      -    $      -      $      -

                                        ----------   ----------  ----------    ----------

Costs:

 General and administrative                 77,534       16,667      27,402        30,254
 expenses

 Consulting expenses                       127,000       22,020      51,000       266,667

                                        ----------   ----------  ----------    ----------

    Total Costs                            204,534       38,687      78,402       296,921

                                        ----------   ----------  ----------    ----------

Loss from Operations                     (204,534)     (38,687)    (78,402)     (296,921)

Net Loss from Discontinued                      --
Operations

Net Loss                                $(204,534)   $(110,618)  $(227,941)  $(1,803,682)

                                        ==========   ==========  ==========   ===========

Earnings (Loss) Per Share:

  Basic and diluted loss per share:

   Continuing operations                   ($0.01)       $0.00       $0.00        ($0.02)

   Discontinued operations                  $0.00       ($0.01)     ($0.01)       ($0.09)

                                        ----------   ----------  ----------    ----------

    Total                                  ($0.01)      ($0.01)     ($0.01)       ($0.11)

                                        ==========   ==========  ==========   ===========

  Basic and diluted common shares       35,572,493   16,504,160  21,587,391    16,504,160
  outstanding

                                        ==========   ==========  ==========   ===========


The accompanying notes are an integral part of these financial statements.

       CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY (DEFICIT)
                DOVER PETROLEUM CORP, AND SUBSIDIARIES
                    (A DEVELOPMENT STAGE COMPANY)

            FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
      AND FOR THE THREE MONTHS ENDED MARCH 31, 2002 (UNAUDITED)



                     Common Stock  Common Stock  Additional    Retained      Accumulated   Stock         Total
                     $0.001 Par    $0.001 Par    Paid-In       Earnings      Foreign       Subscription  Stock-holders'
                     Value         Value         Capital       (Deficit      Currency      Receivable
                                                                             Translation                 Equity
                     Number of     Stock Amount                              Adjustment                  (Deficit)
                     Shares

                         ----------    ----------    ----------    ----------    ----------    ----------    ----------

Balances January 1,       6,984,000        $6,984       $97,866    $(119,099)        $1,432                   $(12,817)
2000

Issuance of Common          982,000           982       899,018                                                 900,000
Stock

Issuance of Common          175,000           175       174,825                                                 175,000
Stock

Issuance of Common           73,025            73        72,952                                                  73,025
Stock in Settlement
of Accounts Payables

Issuance of Common          200,000           200       199,800                                                 200,000
Stock

Issuance of Common           90,135            90        90,045                                                  90,135
Stock in Settlement
of Accounts Payables

Issuance of Common        3,000,000         3,000       147,000                                                 150,000
Stock

Issuance of Common        5,000,000         5,000       245,000                                                 250,000
Stock

Net Loss for the                                                  (1,803,682)                               (1,803,682)
year ended December
31,2000

Translation                                                                        (28,601)                    (28,601)
Adjustment

                         ----------    ----------    ----------    ----------    ----------    ----------    ----------

Balances December        16,504,160        16,504     1,926,506   (1,922,781)      (27,169)            -        (6,940)
31, 2000

                         ----------    ----------    ----------    ----------    ----------    ----------    ----------

Issuance of Common           50,000           50         49,950                                                  50,000
Stock in Settlement
of Accounts Payable

Issuance of Common           45,000           45         44,955                                                  45,000
Stock in Settlement
of Accounts Payable

Issuance of Common       18,350,000        18,350       166,150                                                 184,500
Stock in Connection
with Slaterdome
Exchange Agreement

Net Loss for the                                                    (227,941)                                 (227,941)
year ended December
31,2001

Translation                                                                          44,379                      44,379
Adjustment

                         ----------    ----------    ----------    ----------    ----------    ----------    ----------

Balances December        34,949,160        34,949     2,187,561   (2,150,722)        17,210            -         88,998
31, 2001

Issuance of Common        1,600,000         1,600       798,400                                                 800,000
Stock in Connection
with Stock Exchange
agreement with
Dover Egypt I,Inc.

Issuance Of Common        1,225,000         1,225     1,223,775                                 (100,000)     1,125,000
Stock

Net Loss for the                                                    (204,534)                                 (204,534)
three months ended
March 31, 2002
(Unaudited)

                         ----------    ----------    ----------    ----------    ----------    ----------    ----------

Balances March 31,       37,774,160       $37,774    $4,209,736  $(2,355,256)       $17,210    $(100,000)    $1,809,464
2002

                         ==========    ==========    ==========    ==========    ==========    ==========    ==========

____________________

The accompanying notes are an integral part of these financial statements.

                CONSOLIDATED STATEMENTS OF CASH FLOWS

                DOVER PETROLEUM CORP. AND SUBSIDIARIES
                    (A DEVELOPMENT STAGE COMPANY)


                                        For the     For the     For the     For the Year
                                        Three       Three       Year Ended  Ended
                                        Months      Months      December    December 31,
                                        Ended       Ended       31, 2001    2000
                                        March 31,   March 31,
                                        2002        2001

                                        ----------  ----------  ----------  ----------

Cash Flows from Operating Activities:

 Net loss                                 $(204,534)  $(110,618)  $(227,941)  $(1,803,682)

 Adjustments to reconcile net loss to
 net cash provided by (used in)
 operating activities:

  Depreciation                                 1,009       1,229       2,633        11,629

  Loss on disposal of asset                                   -           -         11,048

  Stock issued for consulting services                        -           -        250,000

  Change in foreign currency                      -       75,416      44,379      (28,601)
  translation adjustment

  Changes in assets and liabilities
  net of effects from:

   (Increase) decrease in investments                        83          83           (83)

   Change in prepaid expenses                                 -       24,941      (24,941)

   Increase in accounts payable             (45,052)      12,649      38,605       334,547

                                          ----------  ----------  ----------    ----------

    Net cash provided by (used in)         (248,577)    (21,241)   (117,300)   (1,250,083)
    operating activities

                                          ----------  ----------  ----------    ----------

Cash Flows from Investing Activities:

 Cost of acquisition                              -           -    (120,500)            -

 Cash proceeds from sale of asset                 -           -           -         16,385

 Purchase of capital assets                       -           -           -       (47,531)

                                          ----------  ----------  ----------    ----------

  Net cash provided by (used in)                  -           -    (120,500)      (31,146)
  investing activities

                                          ----------  ----------  ----------    ----------

Cash Flows from Financing Activities:

 Proceeds from issuance of common          1,125,000          -                  1,424,998
 stock

 Proceeds from stockholders' loan                 -           -      121,500
 payable

                                          ----------  ----------  ----------    ----------

  Net cash provided by financing           1,125,000          -      121,500     1,424,998
  activities

                                          ----------  ----------  ----------    ----------

Net Cash Increase (Decrease)                 876,423    (21,241)   (116,300)       143,769

Cash and Cash Equivalent, beginning of        59,150     175,450     175,450        31,681
period

                                          ----------  ----------  ----------    ----------

Cash and Cash Equivalents, end of           $935,573    $154,209     $59,150      $175,450
period

                                          ==========  ==========  ==========    ==========

Supplemental Disclosures of Cash Flow
Information

 Cash paid during the period for:

  Interest                                       $ -         $ -         $ -           $ -

                                          ==========  ==========  ==========    ==========

  Taxes                                          $ -         $ -         $ -           $ -

                                          ==========  ==========  ==========    ==========

Supplemental Disclosures of Noncash
Financing  Activities:

 Stock issued for rights to oil             $800,000         $ -         $ -           $ -
 concessions

                                          ==========  ==========  ==========    ==========

 Stock issued for consulting services            $ -         $ -         $ -      $250,000
 rendered

                                          ==========  ==========  ==========    ==========

 Stock issued for accounts payables                                  $95,000      $163,161

 Stock issued for subscription              $100,000         $ -         $ -           $ -
 receivable

                                          ==========  ==========  ==========    ==========

Supplemental Disclosures of Noncash
Investing Activities:

 Fair value of assets acquired, other            $ -         $ -    $605,000           $ -
 than cash

Liabilities assumed                                                (300,000)

Common stock issued                                                (184,500)

                                          ==========  ==========  ==========    ==========

Cost of acquisition net of cash                  $ -         $ -    $120,500           $ -
acquired

                                          ==========  ==========  ==========    ==========

____________________

The accompanying notes are an integral part of these financial statements.

              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                DOVER PETROLEUM CORP. AND SUBSIDIARIES
                    (A DEVELOPMENT STAGE COMPANY)

                      DECEMBER 31, 2001 AND 2000
                    UNAUDITED AS TO MARCH 31, 2002


1.   THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Dover Petroleum Corp. (formerly At Home Holdings, Inc. and Coretech Industries Ltd.), (the "Company") a development stage company, was incorporated under the laws of the State of Nevada on July 9, 1998. The Company is a development stage company founded to engage in the exploration, production and sale of oil and gas. The company initiated business operations in 2000 as a provider of home meal replacement food products via the Internet. The company ceased business operations in late 2000 and began exploring new business opportunities. All business operations for the home meal replacement food business have been presented as discontinued operations.

On September 21, 2001 the Company completed a stock exchange agreement ("The Agreement") with Slaterdome Gas, Inc., a Florida corporation ("Slaterdome"). Under the terms of the agreement one share of the Company's common stock was issued and exchanged for each of the 18,350,000 shares of common stock of Slaterdome outstanding, thereby giving the stockholders of Slaterdome controlling interest in the Company. The Company also at this time changed its name to Dover Petroleum Corp. for the purpose of engaging in the business of Slaterdome. On June 21, 2001 Slaterdome had acquired certain assets of Wyoming Oil and Minerals, Inc., a Wyoming Corp. ("Wyoming"), the acquired assets positioning the Company in the business of oil and gas exploration, production and sales.

On February 26, 2002 the Company completed a stock exchange agreement ("The Agreement") with the shareholders of Dover Egypt I, Inc. to acquire the rights to a certain Oil and Gas Concession in the Arab Republic of Egypt.

Basis of Accounting

The accompanying financial statements consolidate the accounts of the parent company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The share exchange agreement has been accounted for in accordance with the accounting treatment required in a reverse merger whereby Slaterdome has been the acquirer for accounting and financial statement purposes.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Use of Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are depreciated for financial accounting purposes on the straight-line method over their respective estimated useful lives. Upon retirement or other disposition of these assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gains or losses are reflected in the results of operations. Expenditures for maintenance and repairs are charged to operations. Renewals and betterments are capitalized. Depreciation of leased equipment under capital leases is included in depreciation.

Impairment of Long-Lived Assets

The Company has adopted Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". SFAS 121 requires that if facts and circumstances indicate that the cost of fixed assets or other assets may be impaired, an evaluation of recoverability would be performed by comparing the estimated future undiscounted pre-tax cash flows associated with the asset to the asset's carrying value to determine if a write-down to market value or discounted pre-tax cash flow value would be required.

                         Comprehensive Income

The Company has adopted Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income". This statement establishes rules for the reporting of comprehensive income and its components which require that certain items such as foreign currency translation adjustments, unrealized gains and losses on certain investments in debt and equity securities, minimum pension liability adjustments and unearned compensation expense related to stock issuances to employees be presented as separate components of stockholders' equity. The adoption of SFAS 130 had no impact on total stockholders' equity for the period presented in these financial statements.

Earnings (Loss) Per Share

The Company computes earnings or loss per share in accordance with Financial Accounting Standards Board Statement No. 128, "Earnings Per Share" (SFAS 128) which replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes the dilutive effects of options, warrants and convertible securities and thus is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding. Diluted earnings per share is similar to the previously fully diluted earnings per share. Diluted earnings per share reflect the potential dilution that could occur if securities or other agreements to issue common stock were exercised or converted into common stock. Diluted earnings per share is computed based upon the weighted average number of common shares and dilutive common equivalent shares outstanding.

Stock Splits

During December 1999, the Company's Board of Directors authorized a 3 for 1 stock split of its common stock. All share and per-share amounts in the accompanying consolidated financial statements have been restated to give effect to the 3 for 1 stock split.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains the majority of its cash and cash equivalents with one financial institution and this creates an inherent concentration of credit risk.

                         Start-Up Activities

The American Institute of Certified Public Accountants issued Statement of Position (SOP 98-5), "Reporting the Costs of Start-Up Activities". SOP 98-5 requires start-up costs, as defined, to be expensed as incurred and is effective for financial statements for fiscal years beginning after December 15, 1998. The Company currently expenses all start-up costs as incurred in accordance with this statement and therefore the issuance of SOP 98-5 will have no material impact on the Company's financial statements.

Income Taxes

The Company follows Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes". SFAS 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Accounting for Stock-Based Compensation

The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation". As permitted under SFAS 123, the Company has continued to apply accounting described by Accounting Principles Board Opinion No. 25 (APB 25). Under APB 25, compensation expense is determined on the measurement date, that is, the first date on which both the number of shares the employee is entitled to receive and the exercise price, if any, are known. Compensation expense, if any, is the excess of the market price of the stock over the exercise price on the measurement date. The amount of compensation expense, if any, is charged to operations over the vesting period.

In accounting for options granted to persons other than employees (as defined under SFAS 123), the provisions under SFAS 123 were applied. As required by SFAS 123, the fair value of these options was estimated at the grant date using the Black-Scholes option pricing model.

Recent Accounting Pronouncements

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, (SFAS 141), "Business Combinations" and Statement of Financial Accounting Standards No. 142, (SFAS 142), "Goodwill and Other Intangible Assets". SFAS 141 requires all business combinations to be accounted for using the purchase method of accounting and is effective for all business combinations initiated after June 30, 2001. SFAS 142 requires goodwill to be tested for impairment under certain circumstances, and written off when impaired, rather than being amortized as previous standards required. SFAS 142 is effective for fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001 provided that the first interim period financial statements have not been previously issued.
 The adoption of SFAS 141 had no effect on the Company's operating results or financial condition. The Company is currently assessing the impact of SFAS 142 on its operating results and financial condition.

Impairment or Disposal of Long-Lived Assets

In August 2001, the FASB issued SFAS No. 144. This standard supersedes SFAS No. 121 and the provisions of APB Opinion No. 30,
"Reporting the Results of Operations   Reporting the Effects of
Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" with regard to reporting the effects of a disposal of a segment of a business. SFAS No. 144 establishes a single accounting model for assets to be disposed of by sale and addresses several SFAS No. 121 implementation issues. The Company is required to adopt SFAS No. 144 effective January 1, 2002. The Company does not expect the impact of the adoption of SFAS No. 144 to have a material effect on the results of operations or financial position.

2.  ACQUISITION/BUSINESS PLANS/RELATED PARTY TRANSACTIONS

On June 21, 2001 Slaterdome Gas, Inc. acquired the right, title and interest in and to certain oil and gas leases located in the State of Wyoming (the "Wyoming Assets") from Wyoming Oil and Minerals, Inc. ("Wyoming") for cash of $81,211, the assumption of certain liabilities due Phillips Petroleum, Inc. ("Phillips") totaling $518,789 and the issuance of 500,000 shares of Slaterdome's common stock valued at $5,000.

The Wyoming Assets consist of a 16.6667% working and operating rights interest in certain oil and gas leases located in Carbon County, Wyoming and Moffat County, Colorado. Such interest is limited to a depth of fifty feet below the base of the Mesa Verde formation and is subject to the terms and conditions of various agreements, including but not limited to an exploration agreement in favor of Energy Investments, Inc. and an agreement of purchase and sale in favor of Phillips. Likewise, such interest is proportionately subject to all burdens, restrictions, exceptions, charges agreements and other matters existing of record, and Slaterdome is required to pay its pro-rata share of all amounts due and payable under the leases, including but not limited to royalty and production payments.

In connection with the acquisition of the Wyoming Assets, Slaterdome agreed to pay delinquent amounts due from Wyoming to Phillips in the amount of approximately $519,000. To date, Slaterdome has paid Phillips approximately $219,000, but Slaterdome has withheld payment of the balance of approximately $300,000 until certain disputes between Slaterdome, Wyoming and Phillips have been resolved. In that connection, at the time of the acquisition of the Wyoming Assets, Slaterdome believed that development under certain of the leases was imminent. It now appears that such development may be delayed or not commenced as a result of certain decisions that are solely within the control of Phillips.

Slaterdome had indicated that it was unwilling to pay any further amounts to Phillips until the development issues were resolved.
Phillips did not agree with the position taken by Slaterdome and instituted legal proceedings against Wyoming.

On April 19, 2002 Wyoming, Phillips and Slaterdome entered into a settlement and mutual release agreement (the "Settlement Agreement") Phillips accepted payment of $300,000 for any and all amounts outstanding up to and including January 1, 2002, Slaterdome agreed to pay any amounts that become under the operating Agreement. Since no substantive activity under the Operating Agreement has occurred since January 1, 2002, Slaterdome does not anticipate any significant additional payment obligations until after Phillips disposes of its interest in the Operating Agreement to a third party and further development activity commences. No assurance can be provided, however, if or when the interest of Phillips in the Operating Agreement will be sold, or if such interest is sold, if or when the third party purchaser thereof will commence development activities. As part of the negotiations associated with the Settlement Agreement, Michael D. Herman, a shareholder of Wyoming agreed to loan $100,000 to Slaterdome without interest. Such loan must be repaid by Slaterdome on the earlier to occur of March 26, 2003 or closing of the sale of the interest of Phillips under the Operating Agreement to a third party.

Based upon the Settlement Agreement, the Phillips Litigation was dismissed with prejudice by Phillips and Wyoming.

In addition, the Company is actively seeking to acquire additional oil and gas interests throughout the world, The Company recently concluded the Dover Egypt Share Exchange Agreement with Dover Egypt I, Inc. and as a result Dover Egypt became a wholly owned subsidiary. Dover Egypt I, Inc. owns 50% of the partnership interests in Dover Egypt Joint Venture Agreement. Dover Egypt Joint Venture pursuant to the Option Agreement has the right to acquire the interest of the optionor in the Concession Agreement. The Concession Agreement relates to the exclusive concession for the exploitation of petroleum and natural gas in and throughout the East Wadi Araba Area, in Egypt.

Under the Option Agreement and the Dover Egypt Joint Venture Agreement, Dover Egypt is required to invest the US $ 4,000,000 mandated under the Concession Agreement for the drilling of two exploration wells in the Area. It is expected that Dover Egypt will be required to provide the $4,000,000 over the next six months. If Dover Egypt fails to meet its commitments under the Option Agreement, the Option Agreement will be terminated and all rights under the Concession Agreement will be extinguished. Likewise, if Dover Egypt fails to meet its commitments under the Dover Egypt Joint Venture Agreement, other Joint Venture parties may have rights of action against Dover Egypt. The Company is seeking to raise financing for Dover Egypt to enable it to meet its commitments under the Option Agreement and the Dover Egypt Joint Venture Agreement. No assurances provided that the company will be successful in the financing efforts or the terms and conditions that may be associated with the conclusion of any financing activities.

The Dover Egypt Joint Venture Agreement amended, restated and superseded a preliminary Joint Venture Agreement dated May 28, 2001 (the" Prior Joint Venture Agreement"). Certain parties representing thirty percent of the interests under the Prior Joint Venture Agreement (the" Minority Parties") have not yet executed the Dover Egypt Joint Venture Agreement and may not do so in the future. The owners of the remaining seventy percent of the interests under the Prior Joint Venture Agreement (the" Majority Parties") have executed the Dover Egypt Joint Venture Agreement, along with an addendum thereto (the" Addendum"). The Addendum essentially provides that until such time as the Minority Parties execute the Dover Egypt Joint Venture Agreement, the Majority Parties under the Dover Egypt Joint Venture treat the Minority Parties as if they had executed the Dover Egypt Joint Venture Agreement. However, no assurance can be provided that the Minority Parties will be satisfied with the arrangements undertaken by the Majority Parties as to Dover Egypt Joint Venture or that such Minority Parties will not seek to reinstate the Prior Joint Venture agreement. If any such actions were undertaken by the Minority Parties the Company would be required to defend same and pay the cost thereof. Likewise, if the Company was not successful in the defense of such matters, the Company's business might be seriously impaired and the Company could be forced to terminate business.

3.  PROPERTY AND EQUIPMENT

Property and equipment consist of the following at:

                          March 31,      December     December
                          2002           31, 2001     31, 2000

                             ----------   ----------   ----------

Computer Equipment               $9,607       $9,607       $9,607

Computer Software                   483          483          483

                             ----------   ----------   ----------

                                 10,090       10,090       10,090

Accumulated Depreciation        (5,265)      (4,256)      (1,623)

                             ----------   ----------   ----------

                                 $4,825       $5,834       $8,467

                             ==========   ==========   ==========


4.   COMMITMENTS AND CONTINGENCIES

Employment Agreement

In December 1999 the Company entered into a three-year employment agreement effective January 1, 2000 with W.E. McKechnie. The term of the agreement is renewable thereafter at the company's option for an additional two years. Under this agreement Mr. McKechnie was employed as the Company's President and Chief Executive Officer at an annual salary of $120,000 as well as a signing bonus of $30,000. On each December 31, Mr. McKechnie was eligible to receive an annual bonus of approximately $75,000, based on his achievement of certain agreed upon performance objectives.

Mr. McKechnie received $15,000 as part of the signing bonus and waived the balance due him of $15,000 as well as all unpaid salary subsequent to January 1, 2001.

All stock grants under the agreement to Mr. McKechnie were unpaid and cancelled subject to future negotiation with the Company.

Government Regulations

The Company is subject to regulations applicable to businesses generally, and to the myriad of local, national and international laws and regulations directly applicable to oil and gas business. The Company cannot provide any assurance that existing laws and regulations or the adoption of new laws and regulations with respect to the Company's business or industry will not materially and adversely impact our business. The existence or adoption of any such laws or regulations may increase the Company's cost of doing business, change the manner in which the Company expects to engage in business or otherwise have a material adverse effect on the business of the Company.

Foreign Operations and Expansion

A part of the Company's business strategy is to seek to acquire and develop leases and operations in foreign countries. If the Company is able to implement such strategy, the Company may experience difficulty in managing international operations as a result of technical problems, distance, language and cultural differences. There are certain risks inherent in doing business on an international level, such as, political and economic instability, civil unrest, crime, unexpected changes in regulatory requirements, trade barriers, difficulties in staffing and managing foreign operations, fluctuations in foreign currency exchange rates, longer payment cycles, problems in collecting amounts due, difficulty in enforcing contracts, seasonal fluctuation in business activity and potential adverse tax consequences. The Company can provide no assurance that one or more of such factors will not result in material adverse consequences.

Other

In order to drill for, recover, transport or sell any gas or other hydrocarbons from any other area in which the Company may attempt to conduct operations, the Company will generally be required to obtain licenses and permits and enter into agreements with various land owners and/or government authorities. The issuance of these permits and licenses generally will be contingent upon the consent of the governmental authority having jurisdiction over the production area, which entities have broad discretion in determining whether or not to grant such authority. Moreover, even if obtained, such licenses, permits, and agreements will generally contain numerous restrictions and require payment of a development/exploration fee, typically based on the recoverable reserves or expenditures. The amount of any such fee and other terms will determine in part, the commercial viability of any extraction project. The Company can provide no assurance that it will be able to maintain any existing license or that any existing license may not be materially varied or that it will be able to acquire any new license.

Litigation

As discussed in Note 2, in connection with the litigation relating to the acquisition of the Wyoming Assets Slaterdome agreed to pay delinquent amounts due from Wyoming to Phillips in the amount of approximately $519,000. As of December 31, 2001 Slaterdome had paid Phillips approximately $219,000. The balance of $300,000 was paid pursuant to the settlement agreement executed between the parties dated April 19, 2002 as discussed in note 2.


5.   STOCKHOLDERS' LOAN PAYABLE

During 2001 a stockholder of the Company loaned the Company $121,500 which remains outstanding at December 31, 2001. The loan is unsecured, non-interest bearing and is not expected to be repaid before January of 2003.

6.   STOCKHOLDERS' EQUITY(DEFICIT)

Capital

The authorized capital stock of the Company consists of 500,000,000 shares of common stock, par value $.001 per share and 100,000,000 shares of preferred stock, par value $.001 per share.

On December 17, 1999 (the "Split Date"), pursuant to a corporate resolution of the Board of Directors dated December 17, 1999, the Company sought to undertake a three for one forward split of its common stock (the "1999 Split"). The Company notified their transfer agent of the 1999 Split, and for all purposes, has since the Split Date reflected the occurrence of the 1999 Split. The Company recently determined that they neglected to file appropriate documents with the Secretary of State of the State of Nevada to reflect the 1999 Split. Accordingly, during March 2000 the Company filed Amended and Restated Articles of Incorporation with the Secretary of State of the State of Nevada reflecting the 1999 Split as of the Split Date. Accordingly, all references to the Company's common stock outstanding set forth in these financial statements reflect the occurrence of the 1999 Split on and as of the Split Date.

The holders of outstanding shares of the Company's common stock are entitled to receive dividends out of assets legally available therefore at such times and in such amounts, if any, as the Board of Directors from time to time may determine. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Holders of the common stock are not entitled to preemptive rights, and the common stock is not subject to conversion or redemption.

The preferred stock may be issued from time to time in one or more series, each such series to have distinctive serial designations as shall be determined in a resolution or resolutions providing for the issue of such preferred stock from time to time adopted by the Company's Board of Directors. Each series of preferred stock may have such number of shares; may have such voting powers, full or limited, or may be without voting power; may be redeemable or convertible at such time or times and at such prices; may entitle the holders thereof to receive distributions calculated in any manner, including but not limited to dividends, which may be cumulative, noncumulative or partially cumulative; at such rate or rates; on such conditions, from such date or dates, at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or series of shares; may have such preference over any other class of shares with respect to distributions, including but not limited to dividends and distributions upon our dissolution; may be made convertible into, or exchangeable for, shares of any other class or classes (except the class having prior or superior rights and preferences as to the dividends or distribution assets upon liquidation) or of any other series of the same or any other class or classes of our shares at such price or prices or at such rates of exchange, and with such adjustments; may be entitled to the benefit of a sinking fund or purchase fund to be applied to the purchase or redemption of shares of such series in such amount or amounts; may be entitled to the benefit of conditions and restrictions upon the creation of our indebtedness or the indebtedness of any subsidiary, upon the issue of any additional shares (including additional shares of such series or of any other series) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by us or any subsidiary of us of any of our outstanding shares; and may have such other relative, participating, optional or other special rights, and qualifications, limitations or restrictions all as may be stated in said resolution or resolutions providing for the issuance of such preferred stock.

During February, 2000 the Company issued an aggregate of 982,000 shares of its common stock pursuant to Regulation S under the Securities Act, as amended. The Company received $900,000 net proceeds in connections with this offering.

During the third and fourth quarters of 2000, the Company issued
538,160 shares of its common stock for cash considerations of $375,000 and in settlement of $163,160 of the Company's accounts payable.

In addition, during the fourth quarter of 2000 the Company issued
8,000,000 shares of common stock for $150,000 of cash and services valued at $250,000 due pursuant to a financial advisory agreement.

During the first quarter of 2001 the Company issued 95,000 shares of its common stock in settlement of outstanding accounts payable amounting to $95,000.

On September 18, 2001 the Company issued 18,350,000 shares of its common stock in a stock exchange agreement with the shareholders of Slaterdome Gas, Inc.

7. SUBSEQENT EVENTS (UNAUDITED)

On March 31, 2002 The Company concluded a voluntary share exchange transaction (the" Dover Egypt Exchange") with all of the shareholders of Dover Petroleum Egypt I, Inc., a Florida corporation ("Dover Egypt")
Where upon Dover Egypt became a wholly owned subsidiary. This Agreement contemplates a transaction in which Dover Petroleum will exchange One Million Six Hundred Thousand (1,600,000) of the $0.001 par value common shares of Dover Petroleum (the" Dover Petroleum Shares") with the shareholders for The Dover Egypt Shares.

In addition during March, 2002 The Company sold 1,225,000 shares of its common stock pursuant to a private placement offering for $0.50 per share for an aggregate consideration of $1,225,000.

PART III

Item 1.  Index to Exhibits

2.1.1     Articles of Incorporation Coretech Industries, Inc.

2.1.2 Amendment to Articles of Incorporation changing name to At Home Holdings, Inc.

2.1.3 Amendment to Articles of Incorporation changing name to Dover Petroleum Corp. and increasing capital

2.1.4     Amendment to Articles of Incorporation reflecting the 1999
          Split.

2.1.5     Articles of Incorporation of Slaterdome, Inc.

2.1.6     Articles of Incorporation of Dover Petroleum Egypt I, Inc.

2.2.1     Bylaws of Dover Petroleum Corp.

2.2.2     Bylaws of Slaterdome, Inc.

2.2.3     Bylaws of Dover Petroleum Egypt I, Inc.

6.2.1     Share Exchange Agreement dated August 31, 2001 between
          Dover Petroleum Corp. and the shareholders of Slaterdome, Inc.

6.2.2 Share Exchange Agreement dated February 26, 2001 between Dover Petroleum Corp. and the shareholders of Dover
          Petroleum Egypt I, Inc.

6.2.3     Dover Egypt Joint Venture Agreement

6.2.4     Dover Egypt Joint Venture Agreement Amendment

6.2.5     Option Agreement


Item 2.  Description of Exhibits

SIGNATURES

     In accordance with the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   DOVER PETROLEUM CORP.

                                   /s/ Robert Salna
Date: May 23, 2002
                                   By: Robert Salna, Chief Executive
                                   Officer , Director


                                   /s/ Ted McKechnie

                                   By: Ted McKechnie, President,
                                   Secretary, Director


                                   /s/ Allan Ibbitson

                                   By: Allan Ibbitson, Chief
                                   Financial Officer , Director